

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

August 3, 2016

Carsten Loelke
Chief Executive Officer
YiLoLife Inc.
201 S. 36th Street
Phoenix, Arizona 85034

> **Re:** **YiLoLife Inc.**
> **Offering Statement on Form 1-A**
> **Filed July 6, 2016**
> **File No. 024-10579**

Dear Mr. Loelke:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information Regulation A under the Securities Act requires. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Item 6. Use of Proceeds to the Issuer, page 18

1. We note your offering is being conducted on a best efforts basis and there is no guarantee that you will be able to raise the maximum net proceeds of $15,700,000. Please revise this section to describe any anticipated material changes in the use of proceeds if all of the securities being qualified are not sold. Please also disclose whether you intend to use proceeds to repay outstanding debts. Lastly, please state how long you anticipate your current cash and cash equivalents will allow you to continue your current operations.

2.   We note that you intend to use $10 million in net proceeds for real estate. On page 30 you state that you are targeting various cultivation facilities and retail locations. Please describe whether you will be using any of the $10 million for the acquisition of these properties. If so, please briefly describe and state the cost of the assets and whether any additional funds are required to complete your expansion, including the amount and source of other funds. See Item 6 to Form 1-A.

Description of Business, page 19

3.   We refer to your statements that your business does not involve the possession of marijuana and your disclaimer in the first paragraph of this section.   However, we note disclosure of your research and development costs on page 33 and that your production methodology includes clean and organic active ingredient extraction as well as even disbursement of THC/CBD in each YiLo^{TM} product. Please tell us how you developed your precision production methodology without possessing marijuana, or, in the alternative, please revise your disclosure.

4.   We note various statements of medicinal, safety and efficacy of the products described in your offering circular. For example, on page 23 you state, "…edibles are not only a great source of nausea relief, but also a vital source of nutrients and calories" and "[a]ll YiLo^{TM} edibles are cut within precise weight tolerances, in support of consistent and predictable medicinal effects for patients." Please revise your offering circular to eliminate statements regarding medicinal effects, safety and efficacy. In this regard, we note the FDA has not approved the sale of marijuana for any medical application nor determined that marijuana is safe or effective.

Government and Environmental Regulation, page 32

5.   We note your disclosure regarding certain aspects of the Cole Memo. Please revise to clearly state that this guidance does not alter in any way the DOJ's authority to enforce federal law, including federal laws relating to marijuana, regardless of state law. In addition, please revise to describe with greater specificity:
   - the specific federal, state, and local laws and regulations that you will be required to comply with or for which there is a significant risk that you may be subject to and their effects on you to the extent material to understanding your business.
   - the actions you have taken to comply with the Cole Memo.
   - possible law enforcement consequences under federal and state law from generating revenues indirectly from the sale of cannabis products.

        To the extent your revised disclosure suggests that revisions to your risk factors are appropriate, please revise that section accordingly.

Revenues, page 34

6.   Please address the following in revised disclosure:
- Tell us the reason you refer to cash basis revenues herein and its relevance to how you recognize revenue, which according to Note A to the financial statements is recognized when earned.
- Provide us a roll forward for each of the years ended December 31, 2015 and 2014 of the accounts receivable (referred to as due from related party in your financial statements). Each roll forward should show the beginning balance plus revenue less collections. Reconcile for us the collections in each roll forward to the cash basis revenues shown under results of operations on page 34.
- You indicate that cash basis revenues increased in 2015 versus 2014 while the accrual based revenues decreased for the same periods. This would appear to indicate that you have deferred revenues yet to be recognized at December 31, 2015. If true, disclose us the reason for the deferred revenues, and quantify and disclose in which line item your deferred revenues are presented, or clarify why your cash basis revenues increased in 2015 versus 2014.
- Please disclose separately the revenues for each of your subsidiaries (JJ Empire LLC and Food 2828, etc.) that provided services to NRC on the accrual basis of accounting which in total reconciles to consolidated revenue presented on the face of your income consolidated statement of income and stockholders' equity for the periods presented.

Accounts Receivable, page 36

7.   We noted that your accounts receivables at December 31, 2015 are in excess of your annual revenues for the year ended December 31, 2015 and that your balance of accounts receivable increased to $5.2 million as of June 6, 2016 based on your disclosure on page 43. As NRC is your sole customer and represents 100% of your A/R balance for which you have not estimated an allowance for doubtful accounts, please tell us the amount collected to date. If significant amounts remain uncollected, please tell us how you have determined that such amounts are collectible and the factors you considered in determining collectability.

Interest of Management and Others in Certain Transactions, page 42

8.   Please disclose the amount of the related person's interest in each of the transactions disclosed in this section in accordance with Item 13(a) of Form 1-A.

Principles of Consolidation, pages F-7 and F-18

9.   Clarify in your consolidation policy on F-7 what you mean by "common ownership" to support your consolidation policy in your December 31, 2015 financial statements.

10. Clarify on F-18 your basis for consolidating JJ Empire LLC and Food 2828 LLC. Also clarify what future subsidiaries of YiLoLife Inc. are included in the December 31, 2014 consolidated financial statements and the basis for inclusion, if other than JJ Empire LLC and Food 2828 LLC.

11. Please provide us your analysis under ASC 810-10 regarding your consideration of consolidating Natural Relief Clinic, Inc. pursuant to the provisions:
   - Related to variable interest entities. In this regard, refer to ASC 810-10-15-17 which addresses the applicability of the VIE provisions to a not-for-profit used by a business in a manner similar to a VIE.
   - Related to consolidation of entities controlled by contract. In this regard, you disclose on page 20 that JJ Empire LLC provides contract management and consulting services to NRC.

Note G Related Party Transactions, pages F-9 and F-21

12. Please provide all disclosures required by ASC 850-10-50-1. In addition, there appear to be several related party revenue transactions that have not been disclosed.

Index to Exhibits, page 46

13. Please file as exhibits the form of subscription agreement, escrow agreement, if any, 2016 Equity Incentive Plan, material contracts, including agreements and leases between NRC and any YiLoLife related-companies, the consent of your independent auditor, and the legal opinion regarding the securities being offered. To the extent any material contract is not set forth in a written agreement, please include a written description.

Signatures, page 47

14. Please revise your Form 1-A signature page to include Mr. Terence P. Mullane, in his capacity as Chief Financial Officer.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

In the event you ask us to qualify your offering statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sasha Parikh at (202) 551-3627 or Jim Rosenberg at (202) 551-3679 if you have questions regarding comments on the financial statements and related matters. Please contact Tara Keating Brooks at (202) 551-8336, Erin Jaskot at (202) 551-3442, or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Erin K. Jaskot, *for*

Assistant Director
Suzanne Hayes
Office of Healthcare and Insurance

cc: W. Scott Lawler, Esq.